Major Advance in Therapeutics
That Harness the Power of the Immune System to Treat Diseases



heat shock protein

antigen

Annual Report 2002



Stressgen
BIOTECHNOLOGIES
CORP

Company Goals for 2002

	Goal Achieved
➢ Establish a corporate partnership for commercialization of HspE7	✓
➢ Complete enrollment in recurrent respiratory papillomatosis (RRP) Phase II Trial	✓
➢ Initiate the first of several planned trials with the National Cancer Institute (NCI) to test HspE7 for the treatment of patients with cervical and anal dysplasia and cervical cancer	✓
➢ Monitor long-term registries for anal dysplasia and genital warts patients	✓
➢ Advance a preclinical program for the treatment of hepatitis B virus (HBV)	✓
➢ Advance early-stage research for the treatment of herpes simplex virus (HSV)	✓
➢ Explore a potential Hsp fusion for the treatment of HIV	✓
➢ Identify in-licensing opportunities to add later-stage drugs to our existing pipeline and assess potential mergers and acquisitions to augment existing technology platforms	**ongoing**
➢ Pursue a dual listing on The Toronto Stock Exchange and Nasdaq, markets permitting	**ongoing**

INDEX

This annual report contains forward-looking statements, including discussions of our goals for 2003 and our product development plans. Actual results could differ materially from the forward-looking statements due to important factors discussed in more detail on page 16.

Company Objectives for 2003

Clinical

- Evaluate final data from Phase II RRP trial; if positive, use data to design the protocol for a pivotal Phase III RRP trial
- Assess final data from Phase III anal dysplasia trial
- Work with the NCI and other investigators to conduct clinical trials with HspE7 to treat HIV-positive and HIV-negative dysplasia and cervical cancer patients
- Begin enrollment for a pivotal Phase III RRP trial

Financials

- Manage the Company's budget and expenditures to ensure sufficient cash to fund operations into 2005
- Continue efforts to broaden listing on The Toronto Stock Exchange to include Nasdaq, *markets permitting*
- Continue to grow the bioreagent business and pursue strategic growth alternatives

Intellectual Property

- Strengthen intellectual property portfolio by filing new patent applications in the U.S., Europe and other countries while continuing to vigorously defend granted European and U.S. patents against challenges

Pipeline

- Advance preclinical program for hepatitis B and early-stage research for hepatitis C and herpes simplex programs
- Identify in-licensing opportunities to add early-stage or later-stage drug(s) to our existing pipeline; assess potential mergers and acquisitions and joint venture opportunities to augment existing pipeline
- Pursue new alliances to further develop the CoVal™ fusion product pipeline


Stressgen
BIOTECHNOLOGIES

Delivering on the Opportunity to Treat Viral Diseases with Immunotherapeutics

During 2002 Stressgen reinforced its leadership position in immunotherapeutics by delivering critical milestones.



➢ ***Strengthen our intellectual property portfolio.*** In January we received two U.S. patents and one European patent on our core heat shock protein (Hsp) fusion technology, providing patent protection for our CoVal™ fusion therapeutics until 2019 and 2014, respectively.

➢ ***Establish a strategic partnership for our lead product candidate, HspE7.*** In June we announced a collaboration with Roche that represented the second largest valued strategic alliance in Canada between a pharmaceutical company and a biotechnology company.

➢ ***Reduce our cash burn.*** In the second half of the year, after executing the Roche collaboration, we improved our operating losses by over 60 percent, ensuring sufficient cash to fund operations to 2005.

➢ ***Deliver clinical trial results for HspE7.*** We delivered those data throughout the year, demonstrating the robust, broad-spectrum efficacy of HspE7.

We set goals and we delivered. Let me review in more detail the events of this extraordinary year as we advanced HspE7 towards commercialization.

Delivering Strategic Partnership

Last year, I reported that one of our major goals for 2002 was to secure a strategic partner for HspE7, our lead product for human papillomavirus (HPV)-related diseases. In June 2002 we announced the successful completion of the collaboration with Roche, one of the world's leading research-orientated healthcare groups in the fields of pharmaceuticals and diagnostics, with financial terms that include license fees, milestone payments and equity investments totaling up to $300 million ($204 million U.S.), plus a percentage of future commercial sales. Roche has world-class capabilities in successfully manufacturing and marketing biologics, and has a proven track record of identifying viral therapeutics that are "first in class" blockbuster drugs with billion dollar market potential. This collaboration substantially offsets the costs associated with the development and commercialization of HspE7, and provides access to Roche's expertise to commercialize HspE7 around the world.

Delivering Clinical Results

Over 300 patients have participated in Phase II and III trials of HspE7 for a range of indications, including genital warts, anal dysplasia, cervical dysplasia and recurrent respiratory papillomatosis. Overall, we believe that in clinical trials to date, HspE7 has shown a robust activity in treating a variety of HPV-related conditions with a mild safety profile.

We saw a dramatic improvement in patients participating in our ongoing registry for long-term follow-up of treated patients with anal dysplasia, which is often a precursor to anal cancer. Some 95 percent of anal dysplasia patients at 15 months experienced a notable improvement in disease status. These were patients who needed surgical intervention before treatment with HspE7, and after treatment were potentially spared a painful and sometimes debilitating surgery. Within this patient population, 44 percent demonstrated complete resolution of disease at 15 months. Complete resolution of disease means that their dysplasias disappeared.

Ongoing registries for long-term follow-up of treated patients with genital warts have demonstrated complete resolution of disease in 80 percent of genital warts patients at 24 months. Complete resolution of disease means that all their genital warts disappeared. Recurrence data suggest that HspE7 is very durable. Importantly, all genital warts patients participating in this registry who achieved complete warts response remained that way through the last reporting period, which was in late 2002. Some patients have remained disease-free for 12 to 24 months from receiving HspE7. This is remarkable in comparison to other treatments including cryotherapy, laser surgery and topical immunomodulators, where recurrence is a major problem.

Phase II data also confirmed the broad-spectrum activity and positive safety profile of HspE7 across multiple HPV types. An effective drug that can work on multiple HPV types and diseases would address a large unmet medical need.

Stressgen's vision is to improve human health by creating a new class of proprietary *immunotherapeutics,* or therapeutic vaccines, that will harness the power of the immune system to treat the millions of patients with chronic viral diseases and cancer.

Final data from our Phase II clinical trial in children with recurrent respiratory papillomatosis (RRP) and our Phase III clinical trial in anal dysplasia patients will be available in 2003. These data are important for determining our next steps towards the successful commercialization of HspE7.

HspE7 received orphan drug designation for RRP from the Food and Drug Administration (FDA). The disease can be life threatening, and there are no approved therapeutics for RRP patients other than surgery. RRP has the potential to be the first marketed indication for HspE7.

Delivering a Strong Balance Sheet and Profitable Bioreagent Business

During the second half of 2002, we improved our operating losses by over 60 percent from both the first half of 2002 and the second half of 2001, resulting from a combination of events including the new partnership with Roche and careful management of resources throughout our organization. We ended the year with a strong cash position that, in conjunction with substantial funding by our partner Roche, will allow us to advance the commercial development of HspE7 and support operations into 2005.

Our bioreagent business continues to grow and be profitable. In 2002, we grew sales by 5 percent to $5.7 million, representing more than 20 percent compound annual growth over the last three years. The business contributed approximately $2 million in cash during the year. We continue to view the bioreagent business as an asset – one that can be kept under the Stressgen umbrella and grown through new product development efforts, or developed to attract capital from strategic partners.

Delivering New CoVal™ Fusion Therapeutics

Stressgen's data from the HspE7 clinical trials have demonstrated the prospective efficacy of our CoVal™ fusion platform. We seek to build upon the success of HspE7 in the clinic to develop new CoVal™ fusions targeting hepatitis B, hepatitis C and herpes simplex viruses. Then, we intend to advance the most promising new candidates through the development process. Our long-term business strategy includes exploring in-licensing opportunities to strengthen our pipeline by adding complementary early-stage and later-stage drug candidates to our existing product line.

Delivering an Experienced Board and Senior Management Team

In today's environment when corporate governance is so important, we further strengthened our Board with the addition of three independent board members. Ian Lennox, Margot Northey, Ph.D. and Elizabeth Greetham – all veteran business and/or biotechnology professionals – will add a wealth of experience and provide sound financial advice as we near commercialization of our first drug. We also added Howard Holden, Ph.D. and Bruce Berger, M.D. to our senior management team. Both play essential roles as members of Roche-Stressgen oversight committees.

I would like to thank all my Stressgen colleagues for their dedication and commitment to the Company, and the Board for its leadership and guidance throughout the year. I would also like to sincerely thank our shareholders who have supported the Company through unprecedented market volatility. We're beginning a new phase on the road to commercialization, and I look forward to sharing future successes with you as we validate our vision *of providing a major advance in therapeutics that harness the power of the immune system to treat diseases.*

Sincerely,



Daniel L. Korpolinski
President and Chief Executive Officer
March 10, 2003

Stressgen: At the forefront of bringing immunotherapeutics to market

Stressgen is positioned at the forefront of therapeutic vaccine development, and may be one of the first companies to successfully bring a new *immunotherapeutic,* or therapeutic vaccine, to market. Therapeutic vaccines are very different from the preventative vaccines that are well-known, such as for polio or measles. Preventative (or prophylactic) vaccines act as a "dress rehearsal," exposing the immune system to either the whole pathogen or to some of its components. Most *preventative vaccines* are designed to trigger antibody responses. Should vaccinated individuals encounter the same pathogen in the future, the advance exposure to the weakened pathogen or its components alerts the immune system, often through antibody responses, to eliminate the foreign invader before an infection is established. *Therapeutic vaccines,* on the other hand, must accomplish something very different: the eradication of pathogens that have established an infection within cells away from the reach of antibodies. Therapeutic vaccines deploy a very different mechanism of action from prevention of infection, and a different type of immune response is activated, namely, cellular immunity.

Advantage of therapeutics that stimulate the body's own immune system

While many preventative vaccines are highly effective, there are many serious diseases for which preventative vaccines do not exist or are not effective in all recipients. One of the primary reasons this situation exists today is the lack of approved vaccine technologies that can trigger cellular immunity safely and effectively. Large segments of the population are already infected or will become infected in the future with diseases for which there is currently no safe and effective preventative vaccine. While antiviral drugs have been developed to treat chronic viral infections, their use can be associated with significant toxicity and in some cases, development of virus resistant to the drug. In addition, many of these antiviral drugs work by reducing virus replication and symptoms in the patient, but do not eradicate the previously infected cells. Hence, the recurrence of symptoms and disease progression can still occur despite the best available treatments. By stimulating the patient's own immune system to recognize and eradicate infected cells, therapeutic vaccines may achieve cellular immunity, and offer safer, more durable treatment options than currently available drugs.

Stressgen is positioned at the forefront of therapeutic vaccine development, and may be one of the first companies to successfully bring a new *immunotherapeutic,* or therapeutic vaccine, to market.

The power and unique properties of heat shock proteins (Hsp)

To create therapeutic vaccines, Stressgen takes advantage of the immunostimulatory powers of heat shock proteins (Hsp), also known as stress proteins. Hsp are especially potent triggers for cellular immunity, including cytotoxic T lymphocytes (CTL). CTL are peptide-specific white blood cells that can recognize and kill infected or cancerous cells, while bypassing normal cells. CTL are informally referred to as "killer T cells."

Researchers, including those at Stressgen and our collaborators, have demonstrated that by attaching antigens to Hsp, CTL can be induced that recognize the antigen. Stressgen capitalizes on the stimulatory property of Hsp by creating Hsp fusion proteins, which consist of an Hsp "fused" to a disease-specific protein antigen. Using this approach, Stressgen can develop a therapeutic vaccine platform based on Hsp fusion proteins designed to trigger antigen-specific cellular immunity, including CTL.


Immune Stimulation
Disease-Specificity
Hsp
antigen
CoVal™ Fusions

Our lead CoVal™ fusion, called HspE7, is a fusion of a heat shock protein (Hsp) from *M. bovis* BCG, and the HPV protein E7. HspE7 has been tested in multiple clinical trials, both completed and ongoing, across a variety of indications for HPV. To date in clinical trials, HspE7 has shown a robust activity in treating a variety of HPV-related conditions with a mild safety profile. In addition, HspE7 activity appears to be independent of CD4+ T helper cells, supporting the potential application of Hsp fusions in the treatment of immunocompromised patients whose CD4+ T helper cells may be depleted or significantly impaired.

Stressgen's CoVal™ fusion therapeutic vaccines

Stressgen manufactures its Hsp fusion proteins, which it calls CoVal™ fusions, using recombinant DNA technology to fuse or **covalently** link an Hsp with disease-specific protein antigens. The single, hybrid molecule created through the fusion of these two proteins can produce a highly potent and specific therapeutic vaccine. The Hsp provides heightened cellular immune responses and the antigen provides a specific target for CTL (killer T cell)-mediated destruction of infected or diseased tissues. Stressgen has patent rights to CoVal™ fusions generally, as well as patents on specific fusions, providing a platform for the development of multiple therapeutic vaccine products.

CoVal™ fusion products may have applications for a broad range of diseases, even in the immunocompromised population

The protein antigen that Stressgen fuses to a heat shock protein can be chosen from a wide variety of sources. As a result, the spectrum of human diseases that potentially can be treated by CoVal™ fusions ranges beyond viral diseases to other types of infections and to cancer. In its multifaceted research and development program, Stressgen is presently developing CoVal™ fusions for chronic viral infections with large unmet market and medical needs, caused by human papillomavirus (HPV), hepatitis B virus (HBV), hepatitis C virus (HCV) and herpes simplex virus (HSV).

Preclinical research by Stressgen and collaborators has shown that Hsp fusions induce CD8+ CTL responses not only in normal animals, but also in CD4+ deficient animals. This suggests that patients who are immunosuppressed due to infection (e.g. HIV), advanced age (i.e. the elderly) or medical reasons (e.g. organ transplantation), may potentially be treated effectively with Stressgen's technology. The ability of CoVal™ fusions to elicit a potent and targeted cellular immune response for a given disease may have extraordinary implications in the treatment of a wide range of diseases.


antigen
Hsp
DENDRITIC CELL
CD8+
CD8+
CD8+
CD8+
CD8+
CD8+

Hsp Fusion Protein

The Hsp portion of the fusion protein activates a Type 1 (cellular) immune response. In the case of Stressgen's lead molecule HspE7, the E7 portion generates an antigen-specific immune response, targeting the immune system to look for the E7 protein of HPV in infected cells.

Antigen Presentation

Hsp receptors on the cell surface enable the Hsp-antigen fusion to enter the dendritic cell. The fusion is processed into small pieces called peptides. Peptides from the E7 antigen are presented on the dendritic cell surface on Class I molecules for presentation to CD8+ T cells.

Stressgen's CoVal™ fusions are manufactured by covalently linking a heat shock protein (Hsp), also known as a stress protein, to an antigen to create a single hybrid molecule. The ability of CoVal™ fusions to elicit a potent and targeted cellular immune response for a given disease may have extraordinary implications in the treatment of a wide range of diseases.


CD8+
CD8+
CD8+
CD8+
CD8+
HPV-INFECTED
CELL
DEATH OF
HPV-INFECTED
CELL
HEALTHY
CELL
HEALTH
CELL
HEALTHY
CELL

Cytotoxic T Lymphocyte (CTL) Response

When CD8+ T cells encounter the E7 peptides presented by the dendritic cell, they become activated into CTLs, also known as "killer T cells." These E7-specific CTL proliferate and search the body for HPV-infected cells displaying the E7 antigen on their surface.

Targeted Cell Death

Once the activated CTL locate these HPV-infected cells, the CTL kill the cells. Only the HPV-infected cells are destroyed, while healthy cells and tissues are spared.

HPV causes the most prevalent sexually transmitted diseases in the world

According to the Centers for Disease Control and Prevention, approximately 20 million people are currently infected with HPV and about 5.5 million Americans acquire a new HPV infection each year. Some 50-75 percent of sexually active adults acquire HPV infection at some point in their lives.

This ubiquitous virus, which can remain dormant or undetected in infected cells for prolonged periods of time, is the underlying cause of diseases including genital warts, anal and cervical dysplasia (precursors to anal and cervical cancers) and recurrent respiratory papillomatosis (RRP), essentially warts of the upper airways. Accurate diagnosis of a dormant HPV infection remains elusive, increasing the chances of unwitting transmission. HPV is highly contagious and can be spread by sexual contact even when condoms are used. Currently, treatment options for HPV-related conditions are very limited. Surgery and topical treatments may be used to remove the growths associated with an active infection but are not effective against disease recurrence.

HspE7 Drug Profile

Based on Clinical Trials to Date

- **In clinical trials, complete remissions, once achieved, have been durable and there have been no observed recurrences in genital warts**
- **Induces responses in genital warts, where disease recurrence is common with approved therapies**
- **Broad-spectrum activity in clinical trials across multiple HPV types and infections**
- **Easy to administer through three subcutaneous injections**
- **Mild side effect profile**
- **Orphan drug designation in RRP**

Stressgen's lead product candidate, HspE7, for HPV-related diseases

HspE7 is under development as a treatment for diseases caused by the human papillomavirus (HPV). Together with our partner Roche, we are evaluating HspE7 in Phase II and Phase III clinical trials for RRP and anal dysplasia, while Roche is developing additional genital warts trials. The total market for genital warts, RRP, anal and cervical dysplasia is estimated to include well over one million new patients a year in the U.S. To date in clinical trials, HspE7 has shown a robust activity in treating a variety of HPV-related conditions with a mild safety profile.

Clinical observations made in Phase II trials for anal dysplasia, a precursor to anal cancer, and genital warts indicate that treatment with HspE7 leads to disease improvement or clearance that is not restricted to lesions containing a specific type of HPV. The E7 protein present in HspE7 is derived from HPV type 16, which is known to be associated with about half of all cervical cancers and about 20 percent of precancerous lesions known as anogenital dysplasias. Our clinical data strongly suggests that HspE7 can induce cross-reactive immune responses in genital warts, which are caused primarily by HPV types 6 and 11. This means that the activity of HspE7 is broad-spectrum and may effectively treat an individual who has several different HPV types, including types 16, 18, 6 and 11, or multiple infections.

HspE7 received orphan drug status for RRP from the FDA. Stressgen has an ongoing Phase II trial in children with RRP. Should the results be positive, Stressgen expects that a pivotal Phase III trial will target enrollment by the end of 2003. RRP could be the first marketed indication for HspE7.

Roche Collaboration

On June 24, 2002, Stressgen announced a major global collaborative agreement with Roche with license fees, milestone payments and equity investments totaling up to $300 million ($204 million U.S.), plus a percentage of future commercial sales for the co-development and commercialization of Stressgen's lead product, HspE7. When established, this collaboration represented the second largest strategic collaboration in Canada for a single compound between a pharmaceutical company and a biotechnology company.

"Roche has a long tradition in successfully developing and commercializing antiviral drugs, alone or in partnership with other companies. Through this agreement [with Stressgen], we will strengthen our leadership in this important therapeutic area, and we are looking forward to, together with Stressgen, developing a promising drug which will bring a major treatment advance to patients suffering from HPV."

William M. Burns
Head of Roche's Pharmaceutical Division

Stressgen views Roche as a model partner for advancing and commercializing HspE7 as a therapy for human papillomavirus, or HPV. Roche brings proven experience worldwide in antiviral pharmaceuticals, global marketing and sales capabilities, and established biologic manufacturing facilities with the capacity to readily produce commercial quantities of HspE7. Roche has a proven track record in identifying viral therapeutics that are "first in class" blockbuster drugs with billion dollar market potential.

"Today's announcement [regarding the Stressgen collaboration] further consolidates Roche as a company that seeks out innovative treatment options, both here in Canada and abroad. This partnership between Roche and Stressgen adds to the reputation Canada has as a world leader in the research and development of novel drug therapies."

Ronnie Miller
President and CEO of Roche Canada

Roche's strategic position in the area of HPV is unparalleled based on its collaboration with the Institut Pasteur to develop specific diagnostics for the early detection of a wide range of HPV types. This collaboration provides a great platform to launch into the market Stressgen's therapeutic vaccine, which has the potential to be the first product of a new therapeutic class of drugs.



Human Papillomavirus (HPV) Indications

Although there are over 100 different types of HPV, most research focuses on the approximately one-third infecting genital epithelial tissue and primarily spread through sexual contact. Low-risk types of HPV typically cause skin warts, the most recognizable sign of genital HPV infection. Other high-risk types of HPV cause cervical and anal dysplasia, which are precursors to cervical and anal cancer.

Genital Warts

Approximately two-thirds of people who have sexual contact with a partner with genital warts develop warts themselves, usually within three months of contact, according to the U.S. National Institute of Allergy and Infectious Diseases (NIAID). The incidence of genital warts is an estimated one million new cases in the U.S. each year, according to a July 1999 NIAID Fact Sheet. Of those patients, an estimated 67 percent are women. Although the lesions may spontaneously regress, recurrence is typical. The lesions also frequently reappear after treatment.

Recurrent Respiratory Papillomatosis

Recurrent respiratory papillomatosis (RRP) is a debilitating disease caused by the same types of papillomavirus that cause genital warts. The papillomas in RRP are found mainly on the vocal chords, but they can spread into the trachea and lungs. Papillomas in those areas can be deadly in pediatric RRP, due to the small size of children's upper airway. Death can occur from complications of surgical treatments, airway obstruction, cancerous transformation, or the overwhelming spread of the disease. Currently, the only treatment available for RRP is surgery. There are no approved drugs or immunotherapies. Pediatric patients tend to have about 5 surgeries per year and some children have hundreds of procedures during their lifetime. Over 2,000 new cases of pediatric RRP and over 3,500 new cases of adult RRP are diagnosed annually in the U.S., according to a study published in 1995 based upon a survey of members of the American Society of Pediatric Otolaryngology, members of the American Bronchoesophagological Association and certified U.S. otolaryngologists.

Cervical Intraepithelial Neoplasia and Cervical Cancer

Cervical intraepithelial neoplasia (CIN), also known as cervical dysplasia, is characterized by the presence of abnormal cells in the cervix. The presence of these dysplastic cells is often a precursor to cervical cancer. Such cells can be detected through regular Pap smear screening. In the U.S. more than 1.2 million women are diagnosed each year with low-grade cervical dysplasia, according to National Cancer Institute estimates. In the U.S. each year, another 200,000 to 300,000 are diagnosed with high-grade cervical dysplasia, according to a December 1999 report of the Centers for Disease Control. Worldwide, the incidence is much larger.

The American Cancer Society predicted that approximately 13,000 women in the U.S. would be diagnosed with invasive cervical cancer and that about 4,100 patients would die from the disease last year. Globally there are approximately 500,000 new cases of cervical cancer identified each year, resulting in nearly 300,000 deaths. Cervical cancer is the second most important cancer in women after breast cancer, according to the World Health Organization.

Anal Intraepithelial Neoplasia

Anal intraepithelial neoplasia (AIN) is characterized by the presence of abnormal cells that may precede anal cancer. Data extrapolated from studies of select target patients suggest that there may be 500,000 new cases in the U.S. per year. Patients are not commonly screened for AIN; however, there is increasing awareness of the condition. Current treatments for AIN, including surgical approaches, radiotherapy and chemotherapy, are ineffective.

Over **20 MILLION** People in the U.S. are Currently Infected with HPV

Over **5 MILLION** New Cases are Reported in the U.S. Each Year



300,000
600,000
900,000
1,200,000
RRP
CERVICAL CANCER
CERVICAL HSIL(1) CIN II/III
ANAL HSIL(1) AIN
(est.)
GENITAL WARTS
CERVICAL LSIL(2) CIN I

(1) HSIL: High-grade squamous intraepithelial lesions – precursors to cervical and anal cancers

(2) LSIL: Low-grade squamous intraepithelial lesions – precursors to HSIL

Compilation of Sources:
World Health Organization, Centers for Disease Control, National Cancer Institute, National Institute for Health, National Institute of Allergy and Infectious Diseases

"There is no known cure for RRP, with surgery under general anesthesia being the accepted method of controlling the growth of papillomas. If left untreated, these respiratory tumors will continue to grow, blocking the patient's airway, with suffocation being a likely result. An effective therapeutic option for these very sick children, and adults as well, would be most appreciated by the patients and families who support them."

Bill Stern
Director, Recurrent Respiratory Papillomatosis Foundation

Future Global Markets for CoVal™ Fusion Therapeutics for Multiple Viral Infections with Unmet Market Needs

Future Markets for CoVal™ Fusion Therapeutics

Stressgen's current research efforts are focused on the treatment of viral diseases. Building upon the same proprietary technology used in the development of HspE7, Stressgen is testing Hsp fusions for hepatitis B virus (HBV) and herpes simplex virus (HSV), and is evaluating fusion proteins to treat infections caused by hepatitis C virus (HCV). Treatments for cancer, bacterial and fungal diseases are possibilities for future development.

"HBV [hepatitis B virus] is 100 times more infectious than the AIDS virus. Yet, hepatitis B can be prevented with a safe and effective vaccine. For the 400 million people worldwide who are already chronic carriers of HBV, the vaccine, as currently used, is of no therapeutic value. However, the future is much brighter for carriers with the current advances in drug development."

Dr. Timothy Block
President
Hepatitis B Foundation

Hepatitis B Virus

Although safe and effective preventative vaccines exist, there are estimated to be one million to 1.25 million cases of chronic hepatitis B in the U.S., according to the Centers for Disease Control and Prevention. Worldwide, about one million deaths are attributable to HBV infection and its complications annually according to the World Health Organization. Due to the large infected population and small percentage of the public being vaccinated for the disease, the need for new and effective therapies for chronic HBV infection remains great.

Stressgen is currently compiling preclinical data to support an Investigational New Drug (IND) filing for a fusion of an Hsp and a selected HBV antigen. The results of these preclinical studies demonstrate the potential efficacy of Hsp-HBV antigen fusions in the immunotherapy of chronic HBV infection. Stressgen believes that its HBV program could offer hope in countering the disease's significant worldwide impact on human health.

Hepatitis C Virus

It is estimated that 3.9 million people in the U.S. have been infected with HCV and that 2.7 million are chronically infected. Worldwide there are an estimated 200 million cases. Researchers predict that over the next 10 to 20 years, chronic hepatitis C will become a major burden on the health care system as patients progress to end-stage liver disease. No currently available therapy can eradicate the virus or do more than delay its progress. There is no available vaccine.

Herpes Simplex Virus

One of the diseases caused by herpes simplex virus (HSV) is genital herpes. The prevalence of herpes simplex type-2 (HSV-2) infection, the primary cause of genital herpes, has increased since the late 1970s. An estimated 45 million Americans are already infected with genital herpes, and there are an additional 500,000 to 1,000,000 new cases each year, according to the NIAID. Since HSV-2 remains dormant in infected persons for their lifetime, genital herpes is a recurrent disease, consisting of alternating episodes of virus reactivation with virus shedding, followed by resolution of the outbreak, and return to virus dormancy. As a result, HSV-2 is expected to continue to spread rapidly.

Stressgen is currently assessing the development of Hsp fusion proteins for the immunotherapy of genital herpes. Presently, Stressgen is testing Hsp-HSV antigen fusion proteins in animal models for induction of immune responses to the HSV antigens and for treatment of HSV genital disease. An immunotherapy that can induce cellular immunity specific for HSV antigens may lead to a treatment for genital herpes to reduce the number or duration of reactivation episodes or prevent them entirely.

Intellectual Property for Future CoVal™ Fusions

Stressgen has a worldwide, exclusive license agreement with the Whitehead Institute for Biomedical Research for its core Hsp fusion technology, which has resulted in two U.S. patents and one European patent. These patents provide broad coverage for Hsp fusion proteins with any viral antigen, including human papillomavirus (HPV), hepatitis B virus (HBV), hepatitis C virus (HCV) and herpes simplex virus (HSV) antigens. For its HPV program, Stressgen has been issued patents in the U.S. and Europe providing product-specific coverage for its HPV fusions. A similar patent strategy is being pursued in Stressgen's other CoVal™ fusion programs.

CoVal™ Fusion Product Pipeline and Supplemental Market Opportunities

Indication	Pipeline: Under Consideration	R&D/Discovery	Preclinical	Phase I	Phase II	Phase III	Market
Hsp Fusions HspE7 - Human Papillomavirus							
Recurrent Respiratory Papillomatosis (Orphan Drug Status)							
Genital Warts							
Anal Dysplasia							
Cervical Dysplasia							
HIV+ Anal Dysplasia Patients (with NCI)							
Cervical Dysplasia (with NCI)							
Cervical Cancer (with NCI)							
Other CoVal™ Fusions Other Viral Diseases							
Hepatitis B							
Hepatitis C							
Herpes Simplex							
Cancer							
Bacterial Diseases							
Fungal Diseases							
Business Opportunities Under Consideration to Supplement Pipeline In-licensing Complementary Product Candidates							
Later-Stage							
Early stage							
In-licensing New Technology Platforms							
Mergers & Acquisitions Activities, Joint Ventures or Collaborations							

HspE7 Indications   Other CoVal™ Fusions   Business Development Focus

Stressgen's bioreagent business continues to be profitable. In 2002, bioreagent sales grew by 5 percent to $5.7 million, representing more than 20 percent compound annual growth over the last three years. The business contributed $2 million in cash during the year.

Since 1990, Stressgen's bioreagent business has been a premier supplier of bioreagents for the study of cellular stress. Today, Stressgen successfully markets an extensive line of high-quality antibodies, proteins and kits for the study of cellular stress, including products for stress proteins, oxidative stress, apoptosis and neurobiology.

Stressgen's bioreagent business supplies biomedical research reagents to researchers in not-for-profit research organizations and commercial institutions worldwide. The primary products of the business involve antibodies, proteins, DNA products, ELISA kits, lysates and extracts, for use in studying cellular stress response pathways.

Although Stressgen contracts with third-party distributors in 35 countries, its primary markets are in North America, Europe and Asia. Sales have been approximately 65 percent from the U.S., 5 percent from Canada, 20 percent from Europe and 10 percent from the rest of the world, in each of the last three years.

In 2003, Stressgen seeks to capitalize on its strong brand equity. Stressgen views the bioreagent business as an asset – one that can be kept under the Stressgen umbrella and grown through new product development efforts, or developed to attract capital from strategic partners.

Stressgen views the bioreagent business as an asset – one that can be kept under the Stressgen umbrella and grown through new product development efforts, or developed to attract capital from strategic partners.



Stressgen Biotechnologies Corporation and Subsidiaries

Stressgen
BIOTECHNOLOGIES

This Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include discussions of product development efforts, results of clinical trials, our ability to enter into licensing and corporate partnering arrangements and financial matters. Such statements describe only our current expectations; actual results may differ materially from those anticipated in these forward-looking statements. Factors that may affect the ultimate outcomes include uncertainties associated with the development of therapeutics, the risk that products that appeared promising in early clinical trials do not demonstrate efficacy in larger-scale clinical trials, the need to develop manufacturing, the risk that we will not obtain requisite regulatory approvals, and our need for additional financing. We are not undertaking any obligation to update any forward-looking statements.

SELECTED FINANCIAL INDEX

Selected Consolidated Financial Data

The following table summarizes certain selected consolidated financial data for each of the five years in the period ended December 31, 2002. The information presented is not necessarily indicative of the results of future operations and should be read in conjunction with the consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in the Company's 2002 Annual Report on Form 10-K. Our consolidated results include those of our subsidiaries, including a U.S. subsidiary, which provides management, research and development services, and a Barbados subsidiary, which is responsible for HspE7 development.

Consolidated Statement of Operations Data

	Year ended December 31				
	2002	**2001**	**2000**	**1999**	**1998**
	(In thousands of Canadian dollars, except per share amounts)				
Net revenues					
Canadian and U.S. GAAP	$ 14,042	$ 5,419	$ 4,156	$ 3,274	$ 2,626
Research and development expenses					
Canadian and U.S. GAAP	33,675	35,906	23,961	14,322	14,782
Net loss					
Canadian GAAP	(28,802)	(35,939)	(25,407)	(16,738)	(14,209)
U.S. GAAP	(28,922)	(36,341)	(35,766)	(19,515)	(16,657)
Basic and diluted loss per common share					
Canadian GAAP	(0.49)	(0.70)	(0.63)	(0.58)	(0.63)
U.S. GAAP	(0.49)	(0.71)	(0.88)	(0.67)	(0.74)

Consolidated Balance Sheet Data

	As of December 31				
	2002	**2001**	**2000**	**1999**	**1998**
	(In thousands of Canadian dollars)				
Cash and short-term investments					
Canadian GAAP	$ 46,013	$ 62,682	$ 70,567	$ 16,477	$ 30,044
U.S. GAAP	46,013	62,682	70,710	16,477	30,231
Total assets					
Canadian GAAP	54,815	67,789	74,325	19,852	33,477
U.S. GAAP	54,815	67,789	74,468	19,852	37,491
Long-term obligations					
Canadian GAAP	3,606	578	1,036	1,467	4,740
U.S. GAAP	3,606	578	1,036	1,467	7,740

Consolidated Statement of Operations

(Canadian dollars in thousands except per share amounts)

	Year ended December 31		
	2002	**2001**	**2000**
Revenues			
Collaborative R&D revenue	$ 8,370	$ –	$ –
Bioreagent sales	5,672	5,419	4,156
Total Revenue	14,042	5,419	4,156
Operating expenses			
Research and development	33,675	35,906	23,961
Selling, general and administrative	8,409	7,782	6,538
Cost of bioreagent sales	1,635	1,573	885
	43,719	45,261	31,384
Operating loss	(29,677)	(39,842)	(27,228)
Other income (expenses)			
Interest and other income, net	944	4,009	1,953
Interest expense	(69)	(106)	(132)
	875	3,903	1,821
Net loss	$ (28,802)	$ (35,939)	$ (25,407)
Basic and diluted loss per common share	$ (.49)	$ (.70)	$ (.63)
Weighted average shares used to compute basic and diluted loss per common share (in thousands)	58,986	51,205	40,621

Consolidated Balance Sheet Information

(Canadian dollars in thousands)

	December 31	
	2002	**2001**
Cash and short-term investments	$ 46,013	$ 62,682
Total assets	54,815	67,789
Long-term obligations	3,606	578
Stockholders' equity	$ 40,943	$ 58,917
Common shares issued and outstanding (in thousands)	60,210	57,592

Our common shares are listed and posted for trading in Canada on The Toronto Stock Exchange under the symbol "SSB." The following table sets forth, for the periods indicated, the trading volume and high/low sales prices of the common shares. All amounts following are expressed in Canadian dollars unless otherwise indicated.

2002 Total Volume & Average Daily Volume

2002	Total Volume	High	Low	Average Daily Volume	Days Traded
1st Quarter	5,292,800	5.79	3.92	85,368	62
2nd Quarter	9,163,100	4.59	3.25	143,173	64
3rd Quarter	5,087,000	4.05	2.26	80,746	63
4th Quarter	10,136,100	2.75	1.25	160,890	63

2001 Total Volume & Average Daily Volume

2001	Total Volume	High	Low	Average Daily Volume	Days Traded
1st Quarter	6,161,530	7.19	4.30	96,274	64
2nd Quarter	7,298,450	6.92	4.55	115,848	63
3rd Quarter	3,748,764	5.80	2.77	61,455	61
4th Quarter	5,247,858	4.85	3.15	83,299	63

On February 28, 2003, the closing price of the Company's common shares as reported by The Toronto Stock Exchange was $1.89 per share. We had approximately 110 registered holders, 25 of whom were residents of the U.S. Of the approximately 60,244,000 common shares outstanding, the portion held by registered holders in the U.S. was approximately 6,417,000 or 11%.

There were approximately 9,000 holders of our common shares as of the most recent annual general meeting of shareholders in June 2002.

Corporate Governance

Management and the Board of Directors believe that Stressgen's corporate governance practices are in line with those established by The Toronto Stock Exchange. The mandate of the Board of Directors is to provide advice and guidance to the management of the Company and represent the best interests of shareholders. The directors are kept informed of the Company's operations at meetings of the Board, its committees and through reports and analysis by management.

Stock Listing

The Company's common shares are traded on The Toronto Stock Exchange under the symbol "SSB."

Annual General Meeting

The Annual General Meeting of Shareholders will be held on May 6, 2003, at 1:00 p.m. at the Pan Pacific Hotel in Vancouver, British Columbia.

Transfer Agent and Share Registrar

Trust Company of Canada
Computershare
510 Burrard Street
Vancouver, British Columbia V6C 3B9
Telephone: 800.564.6253

Corporate Profile

Stressgen Biotechnologies Corporation (TSX:SSB) is a public biopharmaceutical company focused on the discovery, development, and commercialization of innovative, proprietary CoVal™ fusion therapeutics for the treatment of infectious disease and cancer. The Company's proprietary platform technology is based on the fusion of a stress protein, also called a heat shock protein (Hsp), and a disease-specific protein (antigen). Hsp fusion proteins can invoke a potent and targeted immune response. The Company's lead product, HspE7, is in Phase II and Phase III clinical trials for the treatment of patients with conditions caused by the human papillomavirus (HPV), including anal dysplasia and recurrent respiratory papillomatosis (RRP). HspE7 may also have applications in other indications caused by HPV, including genital warts, cervical dysplasia and cervical cancer. Stressgen has received orphan drug status from the FDA to evaluate HspE7 for the treatment of RRP in children. Stressgen is evaluating CoVal™ fusion candidates for the treatment of viral infections caused by hepatitis B, hepatitis C and herpes simplex viruses.

Quarterly Financial Information

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001.

	Quarter ended			
	Mar 31	June 30	Sept 30	Dec 31
2002	(In thousands except per share amounts)			
Net Revenues				
Canadian and U.S. GAAP	$ 1,405	$ 1,491	$ 5,826	$ 5,320
Research and Development Expenses				
Canadian and U.S. GAAP(1)	9,283	9,778	7,447	7,167
Net Loss				
Canadian GAAP(2)	(10,480)	(11,983)	(2,280)	(4,059)
U.S. GAAP	(10,044)	(11,229)	(3,668)	(3,981)
Basic Loss Per Common Share				
Canadian GAAP	$ (0.18)	$ (0.21)	$ (0.04)	$ (0.07)
U.S. GAAP	$ (0.17)	$ (0.19)	$ (0.06)	$ (0.07)

	Quarter ended			
	Mar 31	June 30	Sept 30	Dec 31
2001	(In thousands except per share amounts)			
Net Revenues				
Canadian and U.S. GAAP	$ 1,440	$ 1,289	$ 1,256	$ 1,434
Research and Development Expenses				
Canadian and U.S. GAAP	10,422	7,071	8,096	10,317
Net Loss				
Canadian GAAP	(9,116)	(8,221)	(7,294)	(11,308)
U.S. GAAP	(9,682)	(8,216)	(8,006)	(10,437)
Basic Loss Per Common Share				
Canadian GAAP	$ (0.18)	$ (0.16)	$ (0.14)	$ (0.22)
U.S. GAAP	$ (0.19)	$ (0.16)	$ (0.16)	$ (0.20)

Shareholder Inquiries

For further information about the Company and its activities, please refer to the U.S. Annual Report on Form 10-K, available on the accompanying CD-ROM or through www.sec.gov or the Canadian Annual Information Form, available through www.sedar.com.

(1) During 2002, over 80% of our R&D spending related to efforts developing HspE7, while the remaining spending related to exploratory research, including our follow-on CoVal™ fusion product candidates. Our accomplishments in 2002 were consistent with our 2002 objectives. During 2003, approximately 50% of planned R&D spending is expected to support HspE7 development. In 2002, we fully enrolled patients in our RRP Phase II clinical trial. We also completed the additional enrollment of patients for our Phase III AIN rollover trial. Final data for both of these trials is expected in 2003. We anticipate that R&D spending will decrease in 2003 due to Roche's increased involvement in HspE7 development activities.

(2) The improved net loss in the third and fourth quarters 2002 reflects the mid-2002 cost shift of HspE7 manufacturing scale-up costs and other product development efforts to Roche. In June 2002, we entered into a strategic collaboration with Roche for the development of HspE7. Under terms of the agreement, we could receive up to an aggregate of $300,000,000 comprised of upfront license fees, development and commercial milestones, and equity investments. In addition, we will receive tiered, progressive sales based payments at varying rates upon commercialization of HspE7. The terms of the agreement increased our financial flexibility since we have transferred responsibility for significant HspE7 product commercialization expenditures to Roche. Further, we are not obligated to any particular level of spending under the agreement.

Alternatively, Please Contact:

Stressgen Biotechnologies Corporation
350-4243 Glanford Avenue
Victoria, British Columbia V8Z 4B9
Canada
Telephone: 250.744.2811 Fax: 250.744.3331

Stressgen Biotechnologies, Inc.
10241 Wateridge Circle, Suite C-200
San Diego, CA 92121
USA
Telephone: 858.202.4900 Fax: 858.450.6849

Internet site: www.stressgen.com
Email: ir@stressgen.com

Corporate Directory

Stressgen Biotechnologies Corporation Board of Directors

William A. Cochrane, OC, M.D., FRCP, FACP
Chief Executive Officer & Chairman, Retired
Connaught Laboratories Ltd. &
Current President of W.A. Cochrane & Associates Inc.

Joann L. Data, M.D., Ph.D.
Senior Vice President of Regulatory Affairs & Quality Assurance
Amylin Pharmaceuticals, Inc.

Kenneth Galbraith, CA
Executive Vice President & Chief Financial Officer, Retired
QLT Inc. &
Current President of Gigha Consulting Ltd.

Elizabeth Greetham, B.Sc., M.A.
Chairman & Chief Executive Officer
DrugAbuse Sciences, Inc.

Daniel L. Korpolinski
President & Chief Executive Officer
Stressgen Biotechnologies Corporation

R. Ian Lennox
President & Chief Executive Officer
Drug Discovery & Development Sector of MDS Inc.

Steven C. Mendell
President & Chief Executive Officer
LMA North America Inc.


Stressgen
BIOTECHNOLOGIES

Margot Northey, Ph.D., M.A.
Professor and Dean, Retired
Queen's School of Business, Queen's University

Jay M. Short, Ph.D.
President & Chief Executive Officer
Diversa Corporation

Key Stressgen Management

Daniel L. Korpolinski
President & Chief Executive Officer

Donald D. Tartre
Vice President & Chief Financial Officer

Marvin I. Siegel, Ph.D.
Executive Vice President, Research & Development

John R. Neefe, M.D.
Senior Vice President, Clinical Research

Lee Mizzen, Ph.D.
Vice President, Scientific Affairs

Howard T. Holden, Ph.D.
Vice President, Regulatory Affairs & Compliance

Bruce M. Berger, M.D.
Vice President of Clinical Development

Independent Auditors

Deloitte & Touche LLP
San Diego, California

Annual Report 2002

Stressgen Biotechnologies Corporation
350-4243 Glanford Avenue
Victoria, BC, Canada
V8Z 4B9
250.744.2811

Stressgen Biotechnologies, Inc.
10241 Wateridge Circle, Suite C-200
San Diego, CA 92121 USA
858.202.4900

Stressgen Bioreagents Limited Partnership
350-4243 Glanford Avenue
Victoria, BC, Canada
V8Z 4B9
800.661.4978

Stressgen Development Corporation
P.O. Box 806E
Whitepark House
White Park Road
Bridgetown, Barbados
246.427.8617

www.stressgen.com



Stressgen
BIOTECHNOLOGIES